OLOGY BREWING COMPANY, LLC

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024 AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANTS' REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheets 2

Statements of Operations 3

Statements of Changes in Members' Equity 4

Statements of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Members of
Ology Brewing Company, LLC
Tallahassee, Florida

We have reviewed the accompanying financial statements of Ology Brewing Company, LLC (the "Company,"), which comprise the balance sheets as of December 31, 2024 and December 31, 2023, and the related statements of operations, statements of members' equity, and cash flows for the year ending December 31, 2024 and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

May 28, 2025
Los Angeles, California

OLOGY BREWING COMPANY, LLC
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	339,264	$	180,374
Accounts Receivable, net		84,294		46,025
Inventory		647,496		470,437
Prepaids and Other Current Assets		22,765		2,500
Total Current Assets		**1,093,819**		**699,336**
Property and Equipment, net		392,381		620,755
Right-of-Use Asset		1,252,346		1,383,788
Intangible Assets		1,705		1,705
Security Deposit		64,051		63,576
Total Assets	**$**	**2,804,302**	**$**	**2,769,160**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	2,000	$	-
Credit Cards		70,793		99,177
Current Portion of Related Party Loans		226,763		220,045
Current Portion of Loans and Notes		31,200		31,200
Lease Liability, current portion		136,651		114,249
Other Current Liabilities		25,315		-
Total Current Liabilities		**492,722**		**464,671**
Loans and Promissory Notes, net of current portion		468,800		468,800
Lease Liability, net of current portion		1,203,313		1,357,157
Related Party Loans, net of current portion		515,016		243,906
Total Liabilities		**2,679,851**		**2,534,534**
MEMBERS' EQUITY				
Members' Equity		124,451		234,626
Total Members' Equity		**124,451**		**234,626**
Total Liabilities and Members' Equity	**$**	**2,804,302**	**$**	**2,769,160**

See accompanying notes to financial statements.

OLOGY BREWING COMPANY, LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 4,241,213	$ 3,899,893
Cost of Goods Sold	1,599,903	1,334,272
Gross Profit	**2,641,310**	**2,565,621**
Operating Expenses		
General and Administrative	2,739,949	2,977,337
Sales and Marketing	85,883	82,819
Total Operating Expenses	**2,825,832**	**3,060,156**
Net Operating Loss	**(184,522)**	**(494,535)**
Interest Expense	86,558	13,461
Other Loss/(Income)	-	-
Loss Before Provision for Income Taxes	**(271,080)**	**(507,996)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (271,080)**	**$ (507,996)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2022	**$ 456,254**
Capital Contribution	285,232
Shared-based Compensation	1,136
Net Loss	(507,996)
Balance—December 31, 2023	**$ 234,626**
Capital Contribution	160,756
Shared-based Compensation	149
Net Loss	(271,080)
Balance—December 31, 2024	**$ 124,451**

See accompanying notes to financial statements.

OLOGY BREWING COMPANY, LLC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (271,080)	$ (507,996)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Share-based Compensation	149	1,136
Depreciation of Property and Equipment	338,688	480,070
Changes in operating assets and liabilities:		
Accounts Receivable, net	(38,269)	43,674
Inventory	(177,059)	(187,954)
Prepaids and Other Current Assets	(20,265)	(2,407)
Accounts Payable	2,000	-
Credit Cards	(28,384)	65,949
Other Current Liabilities	25,315	(6,760)
Security Deposit	(475)	(41)
Net Cash Used In Operating Activities	**(169,380)**	**(114,329)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(110,314)	(129,606)
Net Cash Used in Investing Activities	**(110,314)**	**(129,606)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	160,756	285,232
Repayment of Promissory Notes and Loans	-	(18,000)
Borrowing on Related Party Loans	277,828	(52,325)
Net Cash Provided by Financing Activities	**438,584**	**214,907**
Change in cash	**158,890**	**(29,028)**
Cash—beginning of year	180,374	209,402
Cash—end of year	**$ 339,264**	**$ 180,374**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 86,558	$ 13,461

See accompanying notes to financial statements.

1. NATURE OF OPERATION

Ology Brewing Company, LLC was originally formed as Rooftop Beer Company, LLC on May 27, 2014, in the State of Florida. The company changed its name to Ology Brewing Company, LLC on June 19, 2015. The financial statements of Ology Brewing Company, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tallahassee, Florida.

Ology Brewing and Distilling is a Tallahassee-based craft brewery and distillery recognized for its innovative approach to beer and spirits. Combining scientific precision with creative experimentation, the company produces a diverse range of beers and small-batch spirits. With four taprooms across Florida and a growing distribution network, Ology remains committed to quality, community engagement, and continual product innovation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP, and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents
Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024 and 2023, the Company's cash & cash equivalents exceeded FDIC-insured limits by $71,395 and $0, respectively.

Accounts Receivable
Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by the provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024 and 2023, the Company determined that no allowance for expected credit loss is needed.

Inventories
Inventories are valued at the lower of cost and net realizable value. Inventories include costs for ingredients and finished goods which are determined using an average method.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Building Improvements	15 years
Furniture & Fixtures	7 years
Kegs	7 years
Machinery & Equipment	5 Years
Vehicle - Delivery Truck	5 Years

Intangibles
Other intangibles include trademark filing and related attorney fees. Trademark costs are indefinite-lived.

Impairment of Long-Lived Assets
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset’s estimated fair value. No such impairment was recorded for the years ended December 31, 2024, and 2023.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification (“ASC”) 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

For the sale of beverages and merchandise through various channels, revenue is recognized at a point in time when the customer obtains control of the goods. This typically occurs as follows:

- Taproom Sales: Revenue is recognized when the customer purchases and takes possession of the product at the point of sale.
- Online Orders: Revenue is recognized upon delivery of the product to the customer.
- Wholesale Transactions: Revenue is recognized when products are shipped or delivered, depending on the shipping terms.

Cost of Sales
Cost of sales includes the cost of retail products, packing materials, freight and delivery, and other variable and fixed overheads.

Income Taxes
The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes, and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Leases
The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred.

Stock-Based Compensation
The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $85,883 and $82,819, which are included in sales and marketing expenses.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that

require additional disclosure. Subsequent events have been evaluated through May 28, 2025, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2024	2023
Prepaid expenses	$ 22,765	$ 2,500
Total Prepaids and other current asset	**$ 22,765**	**$ 2,500**

Other current liabilities consist of the following:

As of December 31,	2024	2023
Payroll Accrual	$ 21,108	-
Tax Payable	4,207	-
Total Other Current Liabilities	**$ 25,315**	**$ -**

4. INVENTORY

Inventory consists of the following:

As of December 31,	2024	2023
Raw Materials	$ 182,403	$ 105,545
Work in Progress	214,293	146,443
Finished goods	250,800	218,449
Total Inventory	**647,496**	**470,437**

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of Year Ended December 31,	2024	2023
Building Improvements	$ 938,874	$ 868,273
Furniture & Fixtures	89,506	76,817
Kegs	52,653	52,653
Machinery & Equipment	1,242,709	1,215,685
Vehicle - Delivery Truck	36,232	36,232
Property and Equipment, at Cost	**2,359,974**	**2,249,660**
Accumulated depreciation	(1,967,593)	(1,628,905)
Property and Equipment, Net	**$ 392,381**	**$ 620,755**

Depreciation expense for the years ended December 31, 2024 and 2023 was $338,668 and $480,070, respectively.

6. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of Year Ended December 31,	2024	2023
Trademark	$ 1,705	1,705
Intangible assets, at cost	**1,705**	**1,705**
Accumulated amortization	-	-
Intangible assets, Net	**$ 1,705**	**$ 1,705**

7. LEASES

The Company has four operating leases for business premises. The Company's leases have terms maturing through 2035. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average discount rate for operating leases as of December 31, 2024, and 2023 was 10%.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2024 are as follows:

	December 31, 2024
2025	$ 268,612
2026	285,240
2027	246,203
2028	213,808
Thereafter	1,143,603
Present Value Discount	(817,502)
Total	**$ 1,339,964**

8. DEBT

The Company had outstanding term loans/ notes payable with varying maturities. Details of loans outstanding are as follows:

					As of December 2024			As of December 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
SBA Loan	$ 500,000	3.75%	08/06/2020	08/06/2050	$ 31,200	$ 468,800	$ 500,000	$ 31,200	$ 468,800	$ 500,000
Total					$ 31,200	$ 468,800	$ 500,000	$ 31,200	$ 468,800	$ 500,000

The summary of the future maturities is as follows:

As of Year Ended December 31,	2024
2025	$ 31,200
2026	31,200
2027	31,200
2028	31,200
2029	31,200
Thereafter	344,000
Total	**$ 500,000**

Related Party Loans

During the years presented, the Company borrowed money from the members and the founders. The details of the loans are as follows:

					As of December 2024			As of December 2023		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Allison Stowers- Member	$ 50,000	10%	7/13/2022	7/13/2029	$ 12,227	$ 29,485	$ 41,712	$ 12,227	$ 35,735	$ 47,962
Brian Clark- Member	19,372	5%	7/1/2017	Not set	18,417		18,417	18,417	-	18,417
Delivery Truck- Personal Guarantee of the Member	27,000	4%	5/7/2021	Not set	3,297		3,297	10,675	-	10,675
Dylan Sumner- Member	200,000	10%	6/3/2022	6/3/2029	24,580	44,199	68,779	24,580	150,966	175,546
Paul Woodward- Member	1,400	5%	10/23/2019	Not set	1,400	-	1,400	1,400	-	1,400
Richard Woodward- Member	55,000	5%	1/9/2020	Not set	60,638	-	60,638	60,638	-	60,638
Skye Creative- Member	50,000	5%	11/28/2018	Not set	57,750	-	57,750	57,750	-	57,750
Sonia Ayala- Member	100,000	10%	3/8/2022	3/8/2029	24,454	49,932	74,386	24,454	57,205	81,659
Whiskey Tango LLC- Member	421,400	5%	various	Not set	24,000	391,400	415,400	-	-	-
Max Arndt- Member	9,904		Paid off in 2024		-	-	-	9,904	-	9,904
Total					**$ 226,763**	**$ 515,016**	**$ 741,779**	**$ 220,045**	**$ 243,906**	**$ 463,952**

9. SHARE-BASED COMPENSATION

The Company has granted restricted stock awards ("RSAs") to certain employees and service providers. RSAs are shares of Common Stock issued to recipients subject to vesting conditions, typically based on continued service over a defined period.

The fair value of restricted stock awards is determined based on the estimated fair value of the Company's Common Stock on the date of grant. The Company estimates the fair value of its Common Stock based on recent transactions involving its shares or, in the absence of such transactions, through a third-party valuation.

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	**6,600**	**$ -**	**-**
Granted	984	54.55	-
Vested	(1,584)	-	-
Forfeited		-	-
Outstanding at December 31, 2023	**6,000**	**$ 54.55**	**4.94**
Granted	-	-	-
Vested	600	-	-
Forfeited	-	-	-
Outstanding at December 31, 2024	**5,400**	**$ 54.55**	**3.94**

The fair value of the restricted stock awards was estimated at the date of the grant. The total fair value of the restricted stock awards vested during 2024 and 2023 was $149 and $1,136, respectively.

10. EQUITY AND CAPITALIZATION

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2024

Member's name	Voting Units	Non-Voting Units	Vesting Non-Voting Units	TOTAL
Nick Walker	3,000	43,550	-	46,550
Brian Clark	3,000	24,550	-	27,550
Paul Woodward	3,000	25,820	-	28,820
Maxwell Arndt	3,000	3,350	-	6,350
Roger Hawkes	2,000	5,400	-	7,400
Others	-	69,773	9,720	79,493
TOTAL	**14,000**	**172,443**	**9,720**	**196,163**
Percentage	**7%**	**88%**	**5%**	**100%**

11. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. RELATED PARTY TRANSACTIONS

The Company previously received loans from its founders and/or members, as detailed in Note 8 – Related Party Loans. As of December 31, 2024 and December 31, 2023, the total outstanding loan balances were $741,779 and $463,952, respectively.

13. SUBSEQUENT EVENTS

In 2025, the Company entered into an equipment financing agreement with Balboa Capital, under which it is obligated to make 60 monthly payments of $2,908.50.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $184,522, an operating cash flow loss of $169,380. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.